July 31, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Erin E. Martin, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Red Oak Capital Fund II, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 6, 2018
File No. 024-10847

Dear Ms. Martin:

On behalf of Red Oak Capital Fund II, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated July 2, 2018 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on June 6, 2018 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Offering Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Erin E. Martin
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2018

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 1, and two copies to show changes against the Offering Statement. All page references in the responses are to pages of the clean copy of Amendment No. 1.

Commission’s Comment 1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

●
the specific exemption that you intend to rely on; and

●
how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Issuer’s Response: In response to the Staff’s comment, we conduct our operations so that we avail ourselves of the statutory exclusion provided in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), for companies engaged primarily in investment in mortgages and other liens on or interests in real estate. In order to qualify for this exclusion, we must maintain, on the basis of positions taken by the Commission’s Division of Investment Management (the “Division”) in interpretive and no-action letters, a minimum of 55% of the value of our total assets in mortgage loans and other related assets that are considered “mortgages and other liens on and interests in real estate,” (“Qualifying Interests”) and a minimum of 80% in Qualifying Interests and real estate-related assets. We further intend for our investments to be “fully secured” as first-priority, secured mortgages which have a loan-to-value ratio of 80% or less. Based on the Division's interpretive guidance and no action letters, we treat our investments in senior securred mortgage loans as Qualifing Interests. In the absence of Commission or Division guidance that supports the treatment of other investments as Qualifying Interests, we will treat those other investments appropriately as real estate-related assets or miscellaneous assets depending on the circumstances.

Commission’s Comment 2. Please tell us if your Manager intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent your Manager does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Manager is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Erin E. Martin
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2018

Issuer’s Response: In response to the Staff’s comment, the Manager is not currently registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and does not expect to register as an investment adviser because we do not anticipate investing in “securities.” Although a mortgage loan would be a “note,” which is included in the definition of a “security” in the Advisers Act, not all financing transactions taking the form of a note involve the purchase or sale of a security. In Reves v. Ernst & Young, the Supreme Court developed a four-factor test (often referred to as the “family resemblance test”) to determine when notes (such as mortgage loans) constitute securities.1 The four factors are: (1) the motivations that would prompt a reasonable seller and buyer to enter into the transaction (i.e., is the note for an investment or for some consumer or commercial financing purpose), (2) whether the plan of distribution of the notes involved “common trading for speculation or investment,” (3) the reasonable expectations of the investing public (i.e., would the public reasonably see the loans as investments or as consumer or commercial loans), and (4) whether there is some factor (such as the existence of another regulatory scheme) that significantly reduces the risk of the instrument, making application of the securities laws unnecessary.2 The Supreme Court stated that it agreed with an earlier Second Circuit decision, which concluded that mortgages secured by property “are not properly viewed as ‘securities.’”3 As the Issuer believes the definition of “security” under the Advisers Act does not include the investments it will be making, the Issuer respectfully believes the Manager does not fall within the definition of “investment adviser” under the Advisers Act.

The Issuer may use offering proceeds to invest in short-term securities pending investment of those proceeds into Qualifying Interests. However, such investments are not the primary investment strategy of the Issuer and are solely incidental to the Issuer’s investment strategy. As a result, the Issuer does not believe the Manager falls within the definition of an “investment adviser” under the Advisers Act because it is not “in the business” of advising on securities.

Even if it is determined, that the Manager is “in the business” of advising on securities, whether an adviser has sufficient regulatory assets under management to require registration under the Advisers Act depends on the nature of the assets it manages. In calculating regulatory assets under management, the Manager must include the value of each “securities portfolio” it manages. Form ADV defines a securities portfolio as one that includes securities that make up at least 50% of the value of the portfolio. The Manager expects that our assets will not constitute a securities portfolio so long as a majority of our assets are Qualifying Interests. Therefore, the Issuer believes that even if the Manager falls within the definition of an investment adviser under the Advisers Act, it will not have to register with the SEC.

_________________
1 494 U.S. 56 (1990).
2 Id. at 66-67.
3 Id. at 65 (discussing Exchange Nat. Bank of Chicago v. Touche Ross & Co., 544 F.2d 1126 (2d Cir. 1976)).

Erin E. Martin
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2018

In addition to the above response, please see the revised disclosure on page 22 of Amendment No. 1 discussing the risks associated with the Issuer’s intended business and the provisions of the Advisers Act.

Commission’s Comment 3. We note your disclosure on page 2 that you intend to “conduct closings in this offering on a monthly basis but may conduct closings more or less frequently…until the offering termination.” Please provide us with more information as to how these contemplated closings will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Issuer’s Response: In response to the Staff’s comment, please see revised disclosure on pages 2, 27 and 28 of Amendment No. 1.

Commission’s Comment 4. Please revise to disclose how you will account for the bonds payable and related interest expense.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page FS-6 of Amendment No. 1.

Commission’s Comment 5. With respect to the contingent interest payment disclosed on page 41, please revise to disclose how you will assess the probability of such payments and the timing of such assessment.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page FS-6 of Amendment No. 1.

Commission’s Comment 6. We note your disclosure that you qualify as an investment company as defined in ASC 946. Please tell us how you meet the assessment described in paragraphs 946-10-15-4.

Issuer’s Response: In response to the Staff’s comment, the Issuer does not meet the assessment described in paragraph 946-10-15-4 (see Issuer’s Response to Commission’s Comment 1 above). However, pursuant to 946-10-15-5, the Issuer is properly characterized as an investment company, as defined in ASC 946, because it meets the qualifications and characteristics described in 946-10-15-6 and 946-10-15-7.

In accordance with ASC 946-10-15-6, the Issuer intends to raise funds from many investors and to invest those funds into secured mortgages which have a loan-to-value ratios of 80% or less.

In accordance with ASC 946-10-15-7, the Issuer, intends to obtain investments from many investors and will be investing these funds in several different secured mortgages. While there may be related party investors, the majority of the investors are not expected to be related parties. The Issuer also intends to manage substantially all of its investments on a fair value basis. The Issuer does not meet the typical characteristic of offering ownership interests in the form of equity pursuant to ASC 946-10-15-7(d). However, in accordance with ASC 946-10-55-26, having ownership interests in the form of debt, does not necessarily preclude an entity from being an investment company provided the holders are exposed to variable returns from changes in the fair value of the underlying investments of the entity. The bond issuance proposed by the Issuer provides the holder with a contingent interest payment based on the revenues and certain expenses of the underlying investments. As such, we believe that we meet the criteria within ASC 946-10-15-7(d) through the variability of the debt instrument.

Erin E. Martin
Legal Branch Chief
U.S. Securities and Exchange Commission
July 31, 2018

Commission’s Comment 7. We note that the Managing Member has incurred and will continue to incur organizational and offering expenses, which are reimbursable from the Company. Please revise to clarify that, if true, you have not recorded any of such costs because such costs are not the Company’s liability unless and until the successful completion of the Company’s bond offering. Also, disclose how you will account for organizational and offering expenses when recorded.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page FS-9 of Amendment No. 1.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Trevor D. Wind
Trevor D. Wind

cc:
Robert R. Kaplan, Jr., Esq. (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Chip Cummings (via electronic mail)

Enclosures